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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                            BLUESTONE SOFTWARE, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09623P102
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                                 (CUSIP Number)

                               CHARLES N. CHARNAS
                ASSISTANT SECRETARY AND SENIOR MANAGING COUNSEL
                            HEWLETT-PACKARD COMPANY
                          3000 HANOVER STREET, MS20-BQ
                          PALO ALTO, CALIFORNIA 94304
                           TELEPHONE: (650) 857-1501

                                    COPY TO:
                              KENTON J. KING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER, & FLOM LLP
                               525 UNIVERSITY AVE
                              PALO ALTO, CA 94301
                           TELEPHONE: (650) 470-4500

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 24, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

       CUSIP NO. 09623P102                          13D                        PAGE 2 OF 10 PAGES

  1.     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         HEWLETT-PACKARD COMPANY
         (I.R.S. IDENTIFICATION NO. 94-1081436)

  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /

         (b) / /

  3.     SEC USE ONLY

  4.     SOURCE OF FUNDS
         WC

  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                            / /

  6.     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                      7.   SOLE VOTING POWER
     NUMBER OF
       SHARES              4,058,494 shares of Common Stock (1)
    BENEFICIALLY      8.   SHARED VOTING POWER
      OWNED BY             6,691,024 shares of Common Stock (2)
        EACH
     REPORTING        9.   SOLE DISPOSITIVE POWER
       PERSON              4,058,494 shares of Common Stock (1)
        WITH          10.  SHARED DISPOSITIVE POWER
                           -0-

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,749,518 shares of Common Stock (1)(2)

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.2%(3)

  14.    TYPE OF REPORTING PERSON
         CO

(1) 4,058,494 shares of common stock, par value, $.001 per share (the "Bluestone Common Stock"), of Bluestone Software, Inc., a Delaware corporation ("Bluestone") are subject to a stock option agreement, dated October 24, 2000, between Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard") and Bluestone (the "Option Agreement"). The stock option under the Option Agreement would become exercisable by Hewlett-Packard upon the occurrence of any event that, upon termination of the Merger Agreement (defined below) would also allow Hewlett-Packard to collect a termination fee under the Merger Agreement, whether or not the Merger Agreement has been terminated. The option may be exercised only upon the occurrence of certain events, none of which has occurred as of the date hereof. Hewlett-Packard expressly disclaims beneficial ownership of the shares of Common Stock which are purchasable by Hewlett-Packard upon exercise of the option issued under the Option Agreement.

(2) 6,691,024 shares of Bluestone Common Stock are subject to voting agreements entered into by Hewlett-Packard, Bluestone and certain stockholders of Bluestone (the "Voting Agreements") (discussed in Items 3 and 4 below). Hewlett-Packard expressly disclaims beneficial ownership of any of the shares of Bluestone Common Stock covered by the Voting Agreements. Based on the number of shares of Bluestone Common Stock outstanding as of October 24, 2000 (as represented by Bluestone in the Merger Agreement discussed in Items 3 and 4), the number of shares of Bluestone Common Stock covered by the Voting Agreements represents approximately 32.1% of the outstanding Bluestone Common Stock.

(3) After giving effect to the exercise of the option as described herein.

ITEM 1.  SECURITY AND ISSUER.

    The class of securities to which this Schedule relates is the common stock, par value $.001 per share of Bluestone Software, Inc., a Delaware corporation, whose principal executive offices are located at 300 Stevens Drive, Philadelphia, Pennsylvania 19113-1597.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) Hewlett-Packard Company, a Delaware corporation.

    (b) Hewlett-Packard principal executive offices are located at 3000 Hanover Street, Palo Alto, California 94304.

    (c) Hewlett-Packard - a leading global provider of computing and imaging solutions and services - is focused on making technology and its benefits accessible to individuals and businesses through simple appliances, useful e-services and an Internet infrastructure that is always on. Hewlett-Packard's major businesses include Imaging and Printing Systems, Computing Systems and Information Technology Services ("IT Services"):

           Imaging and Printing Systems provides laser and inkjet printers (both monochrome and color), mopiers, scanners, all-in-one devices, personal color copiers and faxes, digital senders, wide- and large-format printers, print servers, networking-management software, networking solutions, digital photography products, imaging and printing supplies, imaging and software solutions, and related professional and consulting services.

           Computing Systems provides a broad range of computing systems for the enterprise, commercial and consumer markets. The products and solutions range from mission-critical systems and software to personal computers for the business and home. Major product lines include UNIX (registered trademark) and PC servers, desktop and mobile personal computers, workstations, software solutions and storage solutions.

           IT Services provides consulting, education, design and installation services, ongoing support and maintenance, proactive services like mission-critical support, outsourcing and utility-computing capabilities. Financing capabilities include leasing, automatic technology-refreshment services, solution financing and venture financing.

    The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Hewlett-Packard is set forth in Annex A hereto and is incorporated herein by reference.

    (d) During the last five years, neither Hewlett-Packard, nor to the best of Hewlett-Packard's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, neither Hewlett-Packard nor, to the best of Hewlett-Packard's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Hewlett-Packard is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Hewlett-Packard, Bluestone and Beta Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hewlett-Packard ("Merger Sub"), entered into an Agreement and Plan of Merger Agreement dated as of October 24, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Bluestone, with Bluestone continuing as the surviving corporation (the "Merger"), such that Bluestone will become a wholly owned subsidiary of Hewlett-Packard. Pursuant to the terms of the Merger Agreement
(i) each issued and outstanding share of Bluestone Common Stock will be exchanged for .2433 (the "Exchange Ratio") of a share of Hewlett-Packard common stock, par value $0.01 ("Hewlett-Packard Common Stock"); and (ii) each outstanding option to purchase Bluestone Common Stock that was granted under the Company Option Plans (as defined in the Merger Agreement) and the stock option agreements executed pursuant thereto will be converted automatically into an option to purchase shares of Hewlett-Packard Common Stock in accordance with the same terms as under the applicable option plan and agreement, except that each such option will be exercisable (A) for the number of shares of Hewlett-Packard Common Stock (rounded down to the nearest whole share) equal to the Exchange Ratio multiplied by the number of shares of Bluestone Common Stock subject to such option immediately prior to the effective time of the Merger and (B) at an exercise price equal to the exercise price per share of Bluestone Common Stock subject to such option immediately prior to the effective time of the Merger divided by the Exchange Ration (rounded up to the nearest whole cent).

    The Merger is subject to customary closing conditions, including the approval of the Merger by Bluestone's stockholders, the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the receipt of certain tax opinions, the receipt of any other required governmental regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

    In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Hewlett-Packard entered into the Option Agreement, dated as of October 24, 2000, with Bluestone. Pursuant to the Option Agreement, Bluestone granted to Hewlett-Packard an option (the "Option") to purchase 4,058,494 shares of Bluestone Common Stock, subject to adjustment as described below, at a purchase price per share equal to $21.51 per share, subject to adjustment for certain changes in Bluestone's capitalization. The number of shares of Bluestone Common Stock subject to the Option will automatically adjust so as not to exceed 19.9% of the total number of shares of the Bluestone Common Stock issued and outstanding. The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the Option were to become exercisable, the purchase price required to purchase all shares of Bluestone Common Stock subject to the Option would be approximately $87,298,205. Hewlett-Packard anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand. Hewlett-Packard did not pay additional consideration to Bluestone in connection with Bluestone's entering into the Option Agreement and granting the Option.

    At any time during which the Option is exercisable, upon demand by Hewlett-Packard, Hewlett-Packard would have the right to sell to Bluestone and Bluestone would be obligated to repurchase from Hewlett-Packard, and upon demand by Bluestone, Bluestone would have the right to purchase from Hewlett-Packard and Hewlett-Packard shall be obligated to sell to Bluestone, all or any portion of the Option (each, an "Option Repurchase Right"). If an Option Repurchase Right is exercised, the Option would be sold and purchased at a price equal to the amount the Market/Tender Offer Price (as defined in the Option Agreement) exceeds the Exercise Price (as defined in the Option Agreement) multiplied by the number of shares of Bluestone Common Stock purchasable pursuant to the Option. In addition, the Option Agreement grants certain registration rights to Hewlett-Packard with respect to the shares of Bluestone Common Stock issued pursuant to the Option.

    Pursuant to the Voting Agreement, certain holders of Bluestone Common Stock have agreed, severally and not jointly, to grant an irrevocable proxy to vote their shares of Bluestone Common Stock (plus any additional shares of Bluestone Common Stock or other voting or equity securities of Bluestone) beneficially owned by each such stockholder at every Bluestone stockholders meeting and every written consent in lieu of such a meeting in favor of adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (i) the termination of the Merger Agreement or (ii) the consummation of the Merger. Hewlett-Packard did not pay additional consideration to any such stockholder in connection with the execution and delivery of the Voting Agreement.

    References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement listed as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

    The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

    Pursuant to the terms and subject to the conditions set forth in the Option Agreement, Hewlett-Packard may exercise the Option, in whole or in part, and from time to time, if, but only if, an event occurs that, under the Merger Agreement, would entitle Hewlett-Packard to receive payment of the Termination Fee from Bluestone pursuant to Section 9.1(b) of the Merger Agreement upon the termination of the Merger Agreement (a "Triggering Event"), whether or not the Merger Agreement has been terminated, on or prior to the last date of the six-month period following such Triggering Event (the "Option Expiration Date").

    The Option Agreement will terminate (the "Option Termination Date") on the first day after the earliest to occur of the following dates: (i) the date on which the Effective Time of the Merger occurs; or (ii) the date of the termination of the Merger Agreement, provided that a Triggering Event (as defined in Section 2(c) of the Option Agreement) has not occurred prior to or in connection with such termination of the Merger Agreement; PROVIDED, HOWEVER, that, if the Option cannot be exercised as of any such date by reason of any applicable judgment, decree, law, regulation or order (each, an "Impediment"), or by reason of the waiting period under the HSR Act, not having expired, then the Option Termination Event shall be delayed until the date which is thirty
(30) days after such Impediment has been removed or such waiting period has expired.

    Notwithstanding termination of the Option, Hewlett-Packard is entitled to purchase those shares subject to the Option with respect to which it may have exercised the Option by delivery of a written notice of exercise prior to the Option Termination Date, and the termination of the Option will not affect any rights under the Option Agreement which their terms do not terminate or expire prior to or at the Option Expiration Date.

    References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement listed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

    The number of shares of Bluestone Common Stock covered by the Option is 4,058,494 (representing approximately 19.9% of the shares of Bluestone Common Stock issued and outstanding as of October 24, 2000, as represented by Bluestone in the Merger Agreement). In the event that Hewlett-Packard exercises the option it would have the sole power to vote the shares and would then be entitled to all rights as a stockholder of Hewlett-Packard as to the shares. The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Hewlett-Packard does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Bluestone Common Stock that may be purchased upon exercise of the Option. Accordingly, Hewlett-Packard expressly disclaims beneficial ownership of all such shares.

    As a result of the Voting Agreement, Hewlett-Packard may be deemed to be the beneficial owner of at least 6,132,296 shares of Bluestone Common Stock which constitutes approximately 29.5% of the issued and outstanding shares of Bluestone Common Stock based on the number of shares of Bluestone Common Stock outstanding as of October 24, 2000, (as represented by Bluestone in the Merger Agreement). While Hewlett-Packard may be deemed to have the shared power to vote these shares of Bluestone Common Stock with respect to those matters described in Item 3, however, Hewlett-Packard (i) is not entitled to any rights as a stockholder of Bluestone as to the above mentioned shares and (ii) disclaims any beneficial ownership of the shares of Bluestone Common Stock which are covered by the Voting Agreement.

    Set forth in Annex B are the names of the stockholders of Bluestone that have entered into the Voting Agreement with Hewlett-Packard and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Hewlett-Packard's knowledge.

    Other than as set forth in this Schedule 13D, as of the date hereof
(i) neither Hewlett-Packard nor any subsidiary of Hewlett-Packard nor, to the best of Hewlett-Packard's knowledge, any of Hewlett-

Packard's executive officers, directors or other affiliates beneficially owns any shares of Bluestone Common Stock, and (ii) there have been no transactions in shares of Bluestone Common Stock effected during the past 60 days by Hewlett-Packard or by any subsidiary of Hewlett-Packard or, to the best of Hewlett-Packard's knowledge, by any of Hewlett-Packard's executive officers, directors or other affiliates.

    No other person is known by Hewlett-Packard to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Bluestone Common Stock obtainable by Hewlett-Packard upon exercise of the Option.

    References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement listed as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated hereby by reference. References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement listed as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit Description

1. Agreement and Plan of Merger, dated as of October 24, 2000, by and among Hewlett-Packard Company, Beta Acquisition Corporation and Bluestone Software, Inc.

2.  Stock Option Agreement, dated as of October 24, 2000, between
    Hewlett-Packard Company and Bluestone Software, Inc.

3. Voting Agreement, dated as of October 24, 2000, among certain stockholders of Bluestone Software, Inc., Bluestone Software, Inc. and Hewlett-Packard Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000

                                          HEWLETT-PACKARD COMPANY
                                          By: /s/ CHARLES N. CHARNAS
                                          --------------------------------------
                                          Name: Charles N. Charnas
                                          Title:   Assistant Secretary and
                                                   Senior Managing Counsel

                                                                         ANNEX A

    The name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Hewlett-Packard Company are set forth below. Unless otherwise indicated, each individual's business address is the address of Hewlett-Packard Company, 3000 Hanover Street, MS20-BT, Palo Alto, California 94304, and each individual is a United States citizen.

NAME AND
BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION                                     CITIZENSHIP
----------------                    ----------------------------                                     -----------
Susan D. Bowick..................   Vice President, Human Resources

Raymond W. Cookingham............   Vice President and Corporate Controller

Debra L. Dunn....................   Vice President, Strategy and Corporate Operations

Carleton S. Fiorina*.............   Chairman, President and Chief Executive Officer

Ann M. Livermore.................   President, Business Customer Organization

Carolyn M. Ticknor...............   President, Imaging and Printing Systems and Vice President

Robert P. Wayman*................   Executive Vice President, Finance and Administration and
                                     Chief Financial Officer

Duane E. Zitzner.................   President, Computing Systems and Vice President

Philip M. Condit*................   Chairman and Chief Executive Officer of The Boeing Company,
                                     P.O. Box 3707--M/S 10-10, Seattle, Washington 98124-2207

Patricia C. Dunn*................   Chairman and Chief Executive Officer of Barclays Global
                                     Investors, 45 Fremont Street, San Francisco, California,
                                     94105

Sam Ginn*........................   Chairman of Vodafone Air Touch PLC, 1 California Street,
                                     30th Floor, San Francisco, California, 94111

Richard A. Hackborn*.............   2895 Los Altos Drive, Meridian, ID 83642

Walter B. Hewlett*...............   Independent Software Developer, 945 Addison Avenue, Palo
                                     Alto, California, 94301

Dr. George A. Keyworth II*.......   Chairman and Senior Fellow, The Progress and Freedom
                                     Foundation, a public policy research institute, 41 Avenida de las Casas, Santa Fe, New Mexico, 87501

Robert E. Knowling, Jr.*.........   Chairman, President and Chief Executive Officer of Covad
                                     Communications, 2330 Central Expressway, Santa Clara,
                                     California, 95050

Susan Packard Orr*...............   President, the Technology Resource Assistance Center, a
                                     provider of computer consulting and software development
                                     services to non-profit organizations, 610 Cowper Street,
                                     Palo Alto, California, 94301

------------------------

*   Director of Hewlett-Packard Company.

                                                                         ANNEX B

    Set forth below is the name, current business address, the present principal occupation or employment of each Bluestone Software, Inc. stockholder that entered into a voting agreement with Hewlett-Packard Company and Bluestone Software, Inc. Except as indicated below, the business address of each such person is c/o Bluestone Software, Inc., 300 Stevens Drive, Philadelphia, Pennsylvania, 19113-1597.

NAME AND BUSINESS ADDRESS                                     SHARES BENEFICIALLY OWNED
-------------------------                                     --------------------------
PATRICOF & CO. VENTURES, INC. FUNDS
  APA Excelsior IV, L.P.....................................          2,632,540
  APA Excelsior IV/Offshore, L.P............................            464,567
  Patricof Private Investment Club, L.P.....................             50,361
  P/A Fund, L.P.............................................          1,376,528

Paul Melan Baiada...........................................          1,448,334

Trust dated 11/18/98
(Diane Baiada & J. Mark Baiada, Trustees)...................            159,966

Trust dated 3/3/98
(Paul Melan Baiada, Trustee)................................             24,962

Trust dated 11/18/98
(Paul Melan Baiada, Trustee)................................            533,766

TOTAL.......................................................          6,691,024

                                 EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of October 24, 2000, by and among Hewlett-Packard Company, Beta Acquisition Corporation and Bluestone Software, Inc.

2. Stock Option Agreement, dated October 24, 2000 between Bluestone Software, Inc. and Hewlett-Packard Company.

3. Voting Agreement, dated as of October 24, 2000, among certain stockholders of Bluestone Software, Inc., Bluestone Software, Inc. and Hewlett-Packard Company.